Filed by Banknorth Group, Inc.
                              (Commission File No. 001-31251)

                              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                              Subject Company: Banknorth Group, Inc.
                              (Commission File No. 001-31251)

                              Date:  January 24, 2005

NOTES & NEWS
From Bill Ryan                for in-house distribution only
===============================================================

TO:  All Employees                      January 24, 2005



I'm pleased to report on two important events. On Friday, we closed on the acquisition of BostonFed, the parent company of Boston Federal Savings Bank. With this acquisition, we have added more branches to our network in and around Boston. I would like to welcome the Boston Fed employees to Banknorth and am looking forward to a successful integration in mid February.

I also want to give you an update on the proposed merger with The Toronto-Dominion Bank. Things are moving forward nicely. A shareholder special meeting has been scheduled for February 18th, 2005. In addition, last week, the Federal Reserve Board approved the transaction and a proxy statement/prospectus was mailed to all Banknorth shareholders. Employee shareholders will receive their proxies at their home, if they have not arrived already.

Lastly, I want to make you aware that not voting (i.e., a "non vote") will have the same effect as a vote against the transaction. As a result, it is particularly important for all shareholders to vote their proxies. While I hope that you will vote in favor of the transaction as recommended by the Board of Directors, the most important thing is that you vote in whatever manner you deem appropriate.

I am excited about this new chapter in our company's history.

Bill



This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth
Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth
Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention:
Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.'s and Banknorth Delaware Inc.'s directors and executive officers are available in Banknorth Group's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.